

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2022

Rajiv De Silva
Chief Executive Officer
Venus Concept Inc.
235 Yorkland Blvd, Suite 900
Toronto, Ontario M2J 4Y8

      Re: Venus Concept Inc.
           Registration Statement on Form S-3
           Filed December 19, 2022
           File No. 333-268863

Dear Rajiv De Silva:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Industrial Applications and Services

cc: Josh Pleitz, Esq.